FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16
of the Securities Exchange Act of 1934

For the month of

Virginia Gold Mines Inc.
200-116 St-Pierre, Quebec City, QC, Canada G1K 4A7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Please note that pursuant to rule 12g3-2(d)(1), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes X     No

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-4176.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

[NAME OF REGISTRANT]
(Registrant)

Date: 12-02-2004 Form 6-K	By: Amélie Laliberté [Print] Name:Amélie Laliberté Title: Investor Relations

Press Release
 November 24, 2004

Highlights

Éléonore Project
19.75 g/t Au / 10 m
19.28 g/t Au / 8 m
17.63 g/t Au / 7 m

La Grande Sud Project
Zone 32
Resource of 350,000 oz of gold

Poste Lemoyne Project
Resource 203,483 t @ 14.5 g/t Au
95,000 oz of gold

Coulon Project
Dom Zone
9.94% Zn; 2.12% Pb; 96.38 g/t Ag;
0.73% Cu / 19.5 m

Dom Nord Zone
1.31% Cu; 0.59% Zn; 12.63 g/t Au / 38.13 m

Corvet Project
Marco Zone
5.12 g/t Au / 13 m, incl. 7.04 g/t Au / 8 m

Contact Zone
10.29 g/t Au (cut) / 4.75 m

Gayot Project
9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

Payne Bay Project
0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines
TSX-VIA

The most active exploration company in Quebec

Resource Award 2001
Prospector of the Year 1996

Working Capital
Over $18,000,000
-- no debt

Major Partners
BHP Billiton
SOQUEM
Noranda
Novicourt

ADOPTION OF SHAREHOLDER RIGHTS PLAN

Virginia Gold Mines Inc. (“Virginia”) announces the adoption of a Shareholder Rights Plan (the “Rights Plan”) to ensure that the Shareholders will receive the fair value of their shares in the event of a takeover bid for the shares of Virginia. The Rights Plan provides to the Directors and Shareholders of Virginia sufficient delays to evaluate any unsolicited takeover bid for the shares of Virginia without undue pressure. The Rights Plan aims to protect Virginia's Shareholders by requiring all potential bidders to comply with certain minimum condition. The Rights Plan was first adopted by the Board of Directors on September 24, 2004, and was confirmed by the shareholders at the annual meeting held on November 17, 2004. Out of 10,390,034 shares entitled to vote, 9,166,880 (88.2%) were voted in favour of the Rights Plan and 1,223,154 were voted against (11.8%).

The Board of Directors of the Company authorized the issue of one Right in respect of each issued and outstanding common share of the Company. The rights will trade with the common shares and a legend on the common share’s certificates will evidence one Right per common share. On the occurrence of certain triggering events, including the acquisition by a person or group of persons of 20% or more of the outstanding common shares of the Company pursuant to a transaction that does not meet the conditions of a “Permitted Bid”, the Rights will entitle holders (others than the acquiring person or group) to acquire shares of the Company at a 50% discount to the market price. To qualify as a Permitted Bid, among other things, the acquiring party must make a takeover bid by way of a takeover bid circular prepared in compliance with applicable securities laws to all Virginia’s shareholders other than the acquiring person or group and the bid must be open for acceptance for at least 60 days.

Virginia Gold Mines Inc. is among the most active mining exploration companies in Quebec with a working capital of over $17 million, debt free, and with approximately 37 million shares issued and outstanding. Virginia’s shares trade on the Toronto Stock Exchange (TSX) under the symbol VIA. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

For further information:
André Gaumond, President
Amélie Laliberté, Investor Relations
Tel: (800) 476-1853 -(418) 694-9832
Fax: (418) 694-9120
E-mail: mines@virginia.qc.ca
Internet: www.virginia.qc.ca